UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2008

OR

[    ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to   .

Commission file number 1-15929

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN
Full title of the plan and the address of the
plan, if different from that of the issuer named below

PROGRESS ENERGY, INC.
410 South Wilmington Street
Raleigh, North Carolina 27601-1748
Name of issuer of the securities held pursuant to the
plan and address of its principal executive office

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	5

Notes to Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008	6-13

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008	14

SIGNATURE	15

INDEX TO EXHIBITS	16

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Progress Energy 401(k) Savings & Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Progress Energy 401(k) Savings & Stock Ownership Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
June 24, 2009

PROGRESS ENERGY 401(k) SAVINGS & STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

(in thousands)	2008	2007
ASSETS
Investments – at fair value:
Participant-directed investments	$1,171,051	$1,449,703
Unallocated ESOP shares	44,571	82,402
Total investments	1,215,622	1,532,105
Receivables:
Dividends/capital gains/interest receivable	9,011	8,082
Employer contributions receivable	-	13,745
Total receivables	9,011	21,827
Cash and cash equivalents	-	6,178
Total assets	1,224,633	1,560,110

LIABILITIES
ESOP loan payable	35,740	52,816
Interest payable on ESOP loan	358	528
Total liabilities	36,098	53,344
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,188,535	1,506,766

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,184	(1,159)
NET ASSETS AVAILABLE FOR BENEFITS	$1,190,719	$1,505,607

See Notes to Financial Statements.

PROGRESS ENERGY 401(k) SAVINGS & STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

(in thousands)
ADDITIONS
Contributions:
Participant contributions	$65,483
Employer contributions	34,855
Allocation of ESOP shares	16,755
Total contributions	117,093
Investment income (loss):
Net depreciation in fair value of investments	(392,480)
Dividends and capital gains	65,197
Interest income	2,324
Investment loss, net	(324,959)
Total additions, net	(207,866)
DEDUCTIONS
Benefits paid to participants	78,611
Allocation of ESOP shares	25,773
Interest expense	2,619
Administrative expenses	19
Total deductions	107,022
DECREASE IN NET ASSETS	(314,888)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,505,607
End of year	$1,190,719

See Notes to Financial Statements.

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND
FOR THE YEAR ENDED DECEMBER 31, 2008

1.         DESCRIPTION OF THE PLAN

The following description of the Progress Energy 401(k) Savings & Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information Regarding the Plan

The Plan is a qualified defined contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The purpose of the Plan is to encourage systematic savings by employees and to provide employees with a convenient method of acquiring an equity interest in Progress Energy, Inc. (the “Company” or “Progress Energy”) and other investments. Generally, individuals classified as nonbargaining regular, full-time, part-time or temporary employees of Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc., Florida Power Corporation d/b/a Progress Energy Florida, Inc., Progress Energy Service Company, LLC, Progress Energy Ventures, Inc., and the corporate employees of Progress Fuels Corporation (collectively, the “Participating Companies”) are eligible to participate in the Plan on their first day of employment. Individuals are eligible for the Company’s matching contributions discussed below as soon as participation in the Plan begins. If employees wish to participate in the Plan, they must elect to do so and must specify their level of savings and how their savings should be allocated among the Plan’s investment options.

The Chief Executive Officer of the Company appoints the Progress Energy 401(k) Savings & Stock Ownership Plan Administrative Committee to manage the operation and administration of the Plan. The Plan was amended and restated effective January 1, 2006, to comply with various Internal Revenue Service (“IRS”) and Department of Labor regulatory requirements.

State Street Bank & Trust Company, N.A. (“State Street” or the “Trustee”) provides trustee services to the Plan. Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”) is the record keeper for the Plan.

Contributions

Employees who had gross year-to-date earnings of $105,000 or less in 2008, and $100,000 or less in 2007 could have contributed up to 25 percent, in increments of 1 percent, of their annual eligible earnings as defined by the Plan and subject to the limitations discussed below. Employees who had gross year-to-date earnings above $105,000 in 2008 and above $100,000 in 2007 could have contributed up to 18 percent of their annual eligible earnings, as defined by the Plan. An employee's total before-tax contributions were limited to $15,500 for 2008 and 2007, as defined by certain Internal Revenue Code (“IRC”) limitations. Participating employees may also elect to contribute an additional amount on an after-tax basis as defined in the Plan. For 2008 and 2007, the IRC allowed participants age 50 or older to contribute up to an additional $5,000 over and above the $15,500 IRC pre-tax limits.

During 2007, as employee contributions were made on a pay period by pay period basis, the Company’s matching contributions were made to the Plan in an amount equal to 50 percent of the first 6 percent of each employee's before- and/or after-tax contributions (the “Automatic Company Match”). Effective January 1, 2008, the Automatic Company Match was increased to 100 percent of the first 6 percent of each employee’s before- and/or after-tax contributions.

During 2007, the Plan also had an incentive feature (the “Employee Stock Incentive Plan (“ESIP”) Match”) which provided for additional Company matching contributions to be made to the Plan on behalf of each eligible employee when at least five out of ten of the Company and business unit strategic goals set by senior management were met.

Employees eligible to participate in the Plan were generally eligible for the ESIP Match. Those eligible employees with more than one year of service who did not contribute at least 2 percent before-tax to the Plan were, for the purpose of determining the ESIP Match, assumed to have made a before-tax contribution of 2 percent to the Plan. In 2007, during the first year of service, employees must have contributed at least 1 percent of eligible base pay earnings each pay period to receive an ESIP Match. The Company made ESIP matching contributions of approximately $13.7 million for the Plan year ended December 31, 2007. Effective January 1, 2008, the ESIP Match was eliminated via a Plan amendment in conjunction with an increase in the Automatic Company Match as previously discussed.

Effective January 1, 2010, employees may contribute up to 75% of their annual eligible earnings as defined by the amended Plan (subject to IRC limitations).

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and investment earnings and charged with withdrawals, investment losses and allocation of administrative expenses. The benefit to which a participant is entitled is the participant’s vested account balance net of any outstanding loan balance.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2007, the Plan offered seventeen mutual funds, one common collective trust fund, the Progress Energy, Inc. Contingent Value Obligations Fund (the “CVO Fund”) and the Progress Energy Common Stock Fund as investment options for participants. Effective January 1, 2008, the Plan added two additional mutual funds. Company matching contributions are automatically invested in the Progress Energy Common Stock Fund. Participants are permitted to make transfers from the Progress Energy Common Stock Fund to other investment options offered by the Plan at any time in accordance with Plan provisions.

Employee Stock Ownership Plan

In 1989, the Plan was restated as an Employee Stock Ownership Plan (“ESOP”), which allows the Plan to enter into acquisition loans (“ESOP Loans”) for the purpose of acquiring Company common stock. In October 1989, the Trustee purchased 13,636,362 shares of common stock (as restated for the two-for-one stock split in February 1993) from the Company for an aggregate purchase price of approximately $300 million. The purchase was financed with a long-term ESOP Loan from the Company, bearing a 6% interest rate. Excluding the effects of any future prepayments, required payments, including principal and interest, are $19.9 million for 2009 and $18.2 million through maturity in 2010. Contributions added to the Plan as of result of allocation of ESOP shares (loan payment) are shown at $16.8 million on the Statement of Changes in Net Assets Available for Benefits, which is net of dividends of $3.1 million. The debt principal amounts of $35.7 million and $52.8 million at December 31, 2008 and 2007, respectively, approximate the fair value of the debt.

Common stock acquired with the proceeds of the ESOP Loan is held by the Trustee in a suspense account (“ESOP Stock Suspense Account”) and is presented as unallocated ESOP shares on the Statements of Net Assets Available for Benefits. Such common stock is released from the ESOP Stock Suspense Account and made available for allocation to the accounts of participants as the ESOP Loan is repaid, as specified by provisions of the IRC. Specifically, the number of shares released is based on current period principal and interest payments as a percentage of all remaining principal and interest payments.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.  The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.  The Trustee is required to vote Company stock remaining in the ESOP Stock Suspense Account that has not been allocated to employee accounts in the same proportion as shares voted by Plan participants.

The ESOP Stock Suspense Account shares in the Plan, which totaled 1,118,469 shares as of December 31, 2008, are pledged as collateral for the ESOP Loan. During plan years ended December 31, 2008 and 2007, 582,991 and

582,988 ESOP shares, respectively, were released from the ESOP Stock Suspense Account and allocated to participants.

Contingent Value Obligations

Pursuant to the acquisition of Florida Progress Corporation by Progress Energy during 2000, participants with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Progress Energy Common Stock Fund and cash. In addition, participants with investments in the Florida Progress Stock Fund received shares of the CVO Fund. The CVO Fund invests in the Company’s contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuels facilities previously owned by Progress Energy. In 2007, one of the synthetic fuels facilities was sold and the remaining facilities were abandoned by Progress Energy upon the expiration of the synthetic fuels tax credit program. While the Plan does not allow additional contributions to the CVO Fund, participants are permitted to withdraw or exchange all or a portion of their account balance invested in the CVO Fund in accordance with applicable Plan provisions.

Vesting

Participants are 100 percent vested in the contributions they have made to the Plan, the investment earnings credited on such contributions and the dividends from the Company matching contributions. In 2007, participants were 100 percent vested in all Company matching contributions allocated to their accounts upon attaining one year of service with the Company. Effective January 1, 2008, the Plan was amended such that participants are immediately fully vested in all Company matching contributions.

Participant Loans

Participants are allowed to borrow against their accounts while continuing to defer taxes on the amount of the loan. The tax deferral is preserved as long as the principal and interest on the loan are repaid as due. The minimum loan available is $500. The maximum available loan amount is 50 percent of the participant’s vested account balance or $50,000, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.

Payment of Benefits

Upon separation of service due to termination, disability or retirement, participants may leave their account balance within the Plan if their vested balance is greater than $1,000, elect to receive a lump-sum amount equal to the value of their account balance, elect to roll over a full account distribution, or select from a menu of installment payment options. If termination of employment is due to death and the vested account is $5,000 or less, a lump-sum payment will be made to the participant’s beneficiary as soon as administratively practicable.

Active participants are also eligible to apply for (i) hardship withdrawals from their pre-tax account in accordance with Plan provisions, (ii) withdrawals from their after-tax account at any time in accordance with Plan provisions, and (iii) withdrawals from their entire account after attaining age 59 1/2 in accordance with Plan provisions.

Forfeited Accounts

Forfeited matching contributions may be used by the Plan to pay Plan expenses or to reduce future matching contributions otherwise required from the Company. As of December 31, 2008 and 2007, the forfeited non-vested account totaled $20,492 and $2,965, respectively. During the year ended December 31, 2008, Company matching contributions were reduced by $1,192 by use of funds from the forfeited non-vested account.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments including common stock, mutual funds and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. The Company’s Common Stock Fund is comprised of shares of Company common stock as well as cash and cash equivalents to facilitate execution of daily transactions on a unitized basis.  The Company’s common stock is valued at its closing market price reported on the New York Stock Exchange on the last business day of the Plan year. The CVO Fund is recorded at fair value based on quoted prices from a less than active market. Participant loans are valued at fair value.

The statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis. The Vanguard Retirement Savings Trust is a common collective trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Master Trust”). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The adjustment from fair value to contract value related to this fund is reflected in the financial statements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Capital gain distributions are included in dividend income. When the Company’s common stock is distributed to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company or the Plan in accordance with Plan provisions.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New Accounting Standard

The financial statements reflect the prospective adoption of Statement of Financial Accounting Standards No. 157 (SFAS No. 157), “Fair Value Measurements.”  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. The Plan adopted SFAS No. 157 on January 1, 2008.   SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires additional disclosures about assets and liabilities carried at fair value.

The adoption of SFAS No. 157 did not have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.  See Note 3 for additional information on SFAS No. 157.

3.        FAIR VALUE MEASUREMENTS

SFAS No. 157 establishes a fair value hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — pricing inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — pricing inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — pricing inputs include significant inputs generally less observable from objective sources.

At December 31, 2008, the Plan’s investments classified within the fair value hierarchy were as follows:

(in thousands)	Level 1	Level 2	Level 3	Total
Progress Energy Common Stock Fund
• Progress Energy common stock	$-	$502,390	$-	$502,390
• Cash/cash equivalents	-	6,682	-	6,682
Common stock (Progress Energy - ESOP)	-	44,571	-	44,571
Mutual funds (registered investment companies)	462,781	-	-	462,781
Common collective trust fund	-	167,098	-	167,098
Contingent value obligations fund	-	52	-	52
Loans to plan participants	-	32,048	-	32,048
Total investments at fair value	$462,781	$752,841	$-	$1,215,622

4.        INVESTMENTS

The following table summarizes the fair value of Plan investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007:

(dollars in thousands)	2008	2007
American Funds EuroPacific Growth Fund, 2,405,039 and 2,636,985 shares, respectively	$67,221	$134,143
Fidelity Mid Cap Stock Fund, 3,224,050 shares	*	94,271
Vanguard S&P 500 Index Fund, 576,162 shares	*	77,286
Fidelity Equity Income Fund, 1,628,009 shares	*	89,801
Columbia Acorn Fund, 3,746,144 and 4,294,758 shares, respectively	66,344	127,168
Vanguard Retirement Savings Trust, 169,282,272 and 152,037,669 units, respectively	167,098	153,197
Progress Energy Common Stock Fund, 59,308,580 and 49,577,945 units, respectively	509,072	511,236
Progress Energy Common Stock Fund (ESOP), 1,701,460 unallocated shares	*	82,402
PIMCO Total Return Bond Fund 7,093,233 shares	71,925	*

*Less than 5% of net assets available for benefits at year end

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

(in thousands)
Mutual Funds:
Fidelity Mid Cap Stock Fund	$(40,923)
American Funds EuroPacific Growth Fund	(55,642)
American Funds Growth Fund of America	(27,427)
Vanguard S&P 500 Index Fund	(28,167)
PIMCO Total Return Bond Fund	(4,003)
Fidelity Equity Income Fund	(37,576)
Fidelity Freedom Income Fund	(645)
Fidelity Freedom 2000 Fund	(547)
Fidelity Freedom 2005 Fund	(427)
Fidelity Freedom 2010 Fund	(5,846)
Fidelity Freedom 2015 Fund	(3,523)
Fidelity Freedom 2020 Fund	(9,374)
Fidelity Freedom 2025 Fund	(2,900)
Fidelity Freedom 2030 Fund	(11,717)
Fidelity Freedom 2035 Fund	(1,263)
Fidelity Freedom 2040 Fund	(6,188)
Fidelity Freedom 2045 Fund	(141)
Fidelity Freedom 2050 Fund	(226)
Columbia Acorn Fund	(46,966)
Stock Funds:
Progress Energy Common Stock Fund	(96,922)
Progress Energy Common Stock Fund (ESOP)	(12,057)
Net depreciation in fair value of investments	$(392,480)

5.        CHANGES IN NET ASSETS RELATED TO UNALLOCATED ESOP SHARES

Information about the net assets and the significant components of the changes in net assets related to unallocated ESOP shares for the year ended December 31, 2008, is as follows:

(in thousands)	ESOP
Balance, December 31, 2007	$30,104
Changes in net assets:
Employer contributions	16,755
Net depreciation in fair value	(12,057)
Dividends and capital gains	2,757
Allocation of shares	(25,773)
Interest expense	(2,619)
Net change	(20,937)
Balance, December 31, 2008	$9,167

6.        EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds managed by affiliates of Fidelity. Fidelity is the record keeper as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

Plan investments held at the end of the year include shares of money market funds managed by State Street. State Street is the Trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

As of December 31, 2008 and 2007, the Plan held 13,725,483 and 12,257,657 shares, respectively, of common stock of Progress Energy, Inc., the sponsoring employer, with a cost basis of $442.0 million and $370.8 million, respectively. During the year ended December 31, 2008, the Plan recognized $32.8 million of dividend income related to the Company’s common stock. Transactions in the Company’s common stock qualify as exempt party-in-interest transactions.

CaroFinancial, Inc. holds the ESOP loan discussed in Note 1. CaroFinancial, Inc. is an indirect wholly owned subsidiary of Progress Energy, Inc.

U.S. Trust Company, National Association (“U.S. Trust”) serves as an independent fiduciary of the CVO Fund. Among other responsibilities, U.S. Trust instructs the trustee as to the management and dispositions of the CVO Fund. Transactions in the CVO Fund qualify as exempt party-in-interest transactions.

7.        PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend, modify, suspend or terminate the Plan at any time subject to the provisions set forth in ERISA. No such action will have a retroactive effect and none of the assets of the Plan will revert to the Company or be used for any purpose other than the exclusive benefit of the participating employees, provided that, in the event of Plan termination, shares of

Company common stock not allocated to participants' accounts may be sold to repay the ESOP Loan. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested.  At December 31, 2008, all participants were fully vested in their employer matching contributions.

8.        FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on February 24, 2009, in which the IRS stated that the Plan and Trust, as designed, is in compliance with the applicable requirements of the IRC. The Plan was restated and amended on January 1, 2006.  The latest determination letter is applicable for all amendments dated for the years 2003 through 2006.  The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan is qualified and the related Trust is tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan’s financial statements.

9.        RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the IRS Form 5500 as of December 31, 2008 and 2007:

(in thousands)	2008	2007
Net assets available for benefits per the financial statements	$1,190,719	$1,505,607
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(2,184)	1,159
Net assets available for benefits per the IRS Form 5500	$1,188,535	$1,506,766

The following is a reconciliation of total additions, net per the financial statements to total loss per the IRS Form 5500 for the year ended December 31, 2008:

(in thousands)
Total additions, net per the financial statements	$(207,866)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(3,343)
Total loss per the IRS Form 5500	$(211,209)

SUPPLEMENTAL SCHEDULE

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(in thousands)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Progress Energy Common Stock Fund	Common Stock	**	$502,390
*	Progress Energy Common Stock Fund	Cash and Cash Equivalents	**	6,682
*	Progress Energy Common Stock Fund (ESOP)	Common Stock	$24,606	44,571
*	Fidelity Mid Cap Stock Fund	Mutual Fund	**	44,453
	American Funds EuroPacific Growth Fund	Mutual Fund	**	67,221
	American Funds Growth Fund of America	Mutual Fund	**	41,717
	Vanguard S&P 500 Index Fund	Mutual Fund	**	45,548
	Vanguard Retirement Savings Trust	Common Collective Trust Fund	**	167,098
	PIMCO Total Return Bond Fund	Mutual Fund	**	71,925
*	Fidelity Equity Income Fund	Mutual Fund	**	46,859
*	Fidelity Freedom Income Fund	Mutual Fund	**	2,956
*	Fidelity Freedom 2000 Fund	Mutual Fund	**	2,179
*	Fidelity Freedom 2005 Fund	Mutual Fund	**	967
*	Fidelity Freedom 2010 Fund	Mutual Fund	**	13,162
*	Fidelity Freedom 2015 Fund	Mutual Fund	**	7,602
*	Fidelity Freedom 2020 Fund	Mutual Fund	**	17,624
*	Fidelity Freedom 2025 Fund	Mutual Fund	**	5,270
*	Fidelity Freedom 2030 Fund	Mutual Fund	**	17,415
*	Fidelity Freedom 2035 Fund	Mutual Fund	**	2,128
*	Fidelity Freedom 2040 Fund	Mutual Fund	**	8,490
*	Fidelity Freedom 2045 Fund	Mutual Fund	**	370
*	Fidelity Freedom 2050 Fund	Mutual Fund	**	551
*	Progress Energy CVO Fund	Contingent Value Obligations	**	52
	Columbia Acorn Fund	Mutual Fund	**	66,344
*	Various participants	Loans to plan participants (Maturing through 2013 with interest rates ranging from 4.00% to 8.25%)	**	32,048
	Total			$1,215,622

* Party-in-interest
**Cost information is not required for participant-directed investments, and therefore, is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Progress Energy 401(k) Savings & Stock Ownership Plan Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

PROGRESS ENERGY 401(k) SAVINGS & STOCK
OWNERSHIP PLAN ADMINISTRATIVE COMMITTEE

/s/ Anne M. Huffman, Chair
Anne M. Huffman, Chair
Progress Energy 401(k) Savings & Stock Ownership Plan
Administrative Committee
Date: June 24, 2009